FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

M E D I A   R E L E A S E



Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax+27 11 484-0639

North America

Cheryl A Martin
Tel +303 796-8683
Fax+303 796-8293

Statement by the Board of Gold Fields Limited on the Unsolicited Hostile Offer by Harmony

Johannesburg, 25 October 2004. Further to the announcement made on Monday 18th October 2004, in which the Board of Gold Fields expressed its preliminary view on the unsolicited hostile Offer received from Harmony Gold Mining Limited ("Harmony") for a proposed merger between the two companies, the Board met on Friday 22nd October to assess the full implications of this action for Gold Fields' shareholders as well as the range of measures available to Gold Fields in the preparation of a defence plan.

Shareholders are advised that Management and Board of Gold Fields have consulted with a number of the Company's stakeholders and the Board has noted their concerns, as well as those expressed publicly by a number of investors in Harmony. These concerns relate *inter alia* to the manner in which the offer is being conducted and its impact on shareholders' rights as well as the destruction of value.

In preparing its response to the unsolicited hostile offer from Harmony, the Gold Fields Board will be guided by its responsibility to protect the rights of all shareholders as well as the preservation of value.

The Board has been advised that, under the US federal securities laws, it is closely constrained in what it can say in relation to the Offer until the filing of its formal response on a Solicitation/Recommendation Statement on Schedule 14D-9 with the US Securities and Exchange Commission.

The Board is working closely with its independent financial advisers and plan to publish its formal response to the Offer as soon as possible but no later than 3 November 2004.

As a result, the Board of Gold Fields urges shareholders to exercise caution and await the Board's formal response reflecting its advice to shareholders before deciding to take any action in response to the unsolicited Offer by Harmony.

ENDS

In the United States, Gold Fields Limited ("Gold Fields") will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of Gold Fields' Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields will be available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including the registration statement on Form F-4 (which includes a preliminary prospectus) dated October 21, 2004 and related exchange offer materials as well as its Tender Offer Statement on Schedule TO filed with the SEC on October 22, 2004, will also be available free of charge on the SEC's website.

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, N J Holland[†] (Chief Financial Officer), J M McMahon[†], G R Parker[‡], R L Pennant-Rea[†], P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, [†]British, [‡]American, [#]Ghanaian.
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 25 October 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs